October 9, 2008


Ms. Christina DiAngelo
Securities & Exchange Commission
100 F Street N.E.
Washington, DC 20549



Re;  E.I.I. Realty Securities Trust


Dear Ms. DiAngelo,

As per our conversation, I am writing to confirm our agreement and acceptance of the suggestions you were kind enough to pass on regarding future NCSR filings, as well as to provide you with responses to questions that you raised.
As requested, please note the following Tandy Representation acknowledging that:
* The fund is responsible for the adequacy and accuracy of the disclosure in the filings.
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
* The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please note our agreement with the following recommendations, which will be added to all future filings:
1. In regards to FAS 157 disclosures, please note that we are aware that references to the valuation of securities will be divided into 3 tiers of valuations and that this will be referenced as such in all future NQ, NCSR and Semi Annual Report filings going forward.
2. In accordance with N1-A, since our Funds are Institutional in nature and require a minimum investment of $1,000,000.00, we will utilize that figure on all charts used to compare the changes in value of an investment in the Fund and it's related market index, in accordance with item
22B-7(2)a.
3. In accordance with Rule N1-A, item 22B-7(2) b, we will include the following statement about the redemption of fund shares: "Table does not reflect the deduction of taxes that a shareholder would pay on a fund distribution or the redemption of fund shares."
4. Under page 15 of the Trusts Annual Report, we will remove any reference to 12b-1 fees as we do not currently offer a 12b-1 version of these funds included under the Trust. In addition, we will also add clarification to the footnote on expenses to denote the appropriate # of days which would be applicable to the most recent fiscal half-year.
5. Under page 25 of the Trusts Annual Report, a footnote will be added that describes the details of the redemption fee feature including the length of time that shares must be held in order to avoid payment of a redemption fee, as well as noting that the fee is based on the total shares purchased during a given time period.
6. Under page 26 of the Trusts Annual Report, a footnote will be added that describes the nature of the capital gains paid on the funds in the Trust and their impact on foreign taxes.
7. Under Form NCSR, Item 4 E(2) C, we had noted 100% disclosed, which should and will be noted as "0" in future filings. We will review Rule 201 before filing in order to avoid any further confusion.
8. Under page 33 of the Trusts Annual Report, we will incorporate more detail surrounding Security Valuation that would assist the reader to understand how we value the portfolio and what factors are taken into consideration when determining valuation. In addition, we will also add to additional disclosure as referenced in the May 1, 2007 Investment Company Audit Guide, Chapter 7,
section 25.
9. Under page 38 of the Trusts Annual Report, which provides shareholders with the "Report of Independent Registered Public Accounting Firm", we will ensure that in all future filings, Ernst & Young will include their City and State in the signature portion of the letter.
In addition to the above referenced recommendations, I would like to provide you with some clarity on several areas that we discussed as referenced below:
1. Under page 30 of the Trusts Annual Report, which covers the financial highlights of the E.I.I Realty Securities Fund, it was noted that the "Ratio of Expenses to Average Net Assets (Excluding Waivers and
Reimbursement of Expenses) for the Year Ending June 30,2007 was referenced as 1.26%, while the Trusts Prospectus dated November 2007, references this figure as 1.24%. We have reviewed the prospectus and have noted that the prospectus does indeed reference the incorrect figure of 1.24%. As we are currently completing our annual prospectus & SAI update under form N1-A filing, we will review and submit the correct data at that time.
2. Under page 30 of the Trusts Annual Report, which covers the financial highlights of the E.I.I Global Property Fund, it was noted that under "Less Distributions" that the Net Realized Gain on Investments for the year ending June 30, 2008was (0.01) while the Trusts Semi Annual Report notes this figure as (0.02). We have confirmed with our Fund Administrator that this was a rounding error and that the figure should be 0.01.
3. In regards to form N-PX, it was brought to our attention that all voting records must be separated by Fund, as referenced under instruction
# 1 of Form N-PX. Please note that in order to clarify that the voting records were reported properly, we filed an amended N-PX(A) on September 22nd, 2008.
4. It was brought to our attention that Form 40-17G, Fidelity Bond Filing as noted under Rule 17G-1G of the Investment Company Act of 1940, requires that a Resolution of the Board of Directors noting the approval of the Bond, must also be filed with Form 40-17G. We have since filed an amendment under 40-17G(A) which includes a copy of the Directors Resolution. The filing was completed on October 9th, 2008.
5. It was also noted that we did not file 40-17G in 2007, and was asked that we provide an explanation as to why the filing was not done. E.I.I. attempted to file 40-17G for 2007 and the filings were suspended. Upon contacting the SEC we were advised that since we are a registered investment advisor, we would not have to complete the filing. The representative checked this with a Supervisor and confirmed that we were not required to file (names and details provided to you in e-mail dated September 12, 2008). In July of 2008, our insurance carrier informed us that the response previously received was not accurate and that we should file 40-17G. This time we contacted the Edgar Group at the SEC and were told that we would first need to complete an N-8A filing which identifies us as a RIC and then we would be able to file correctly. It appears that there was some confusion surrounding this matter and that we have agreed to rectify this matter by submitting a filing via Edgar. Please note that a 40-17G filing for 2007 was completed on October 9th, 2008.
Thank you for your time and comments. Please feel free to contact me should you have any further questions or concerns.


Sincerely,



Michael J. Meagher
Senior Vice President, Treasurer
E.I.I. Realty Securities Trust